**Mail Stop 4561**

December 18, 2007

David LaDuke
Chairman and Chief Executive Officer
Sputnik, Inc.
650 5<sup>th</sup> Street, Suite 303
San Francisco, CA  94107

**Re:    Sputnik, Inc.**
**Amendment No. 2 to the Preliminary Information Statement on Schedule**
**14C filed December 10, 2007**
**File No. 0-52366**

Dear Mr. LaDuke:

We have reviewed your amended filing and have the following comments.

Preliminary Information Statement on Schedule 14C

General

1.    We note your disclosure in several places in the preliminary information
       statement that current Sputnik shareholders will be given the opportunity to own
       the same percentage interest in AstroChimp through the filing of a registration
       statement by AstroChimp of a rights offering to current shareholders of Sputnik.
       Please provide your analysis as to why this statement is not an offer to sell
       securities for which a registration statement has not been filed.  We note that your
       filing even provides information concerning the price at which you hope the
       shares will be offered.  See Section 5(c) of the Securities Act.  Please also discuss
       how the offering qualifies as a "rights offering" as Sputnik purchasers are being
       offered the opportunity to purchase shares in a company owned by Mr. LaDuke,
       not Sputnik.

Questions and Answers about the Sale of Stock and Amendments to Our Articles of Incorporation

Q. Did Sputnik Consider Other Alternatives to Implement Its Business Plan…", page 8

2.      You state that you decided not to file a Form 15 because "trading could still occur on the OTCBB."  We note that in paragraph 13 of the Listing and Eligibility Requirements of the Frequently Asked Questions on the OTC Bulletin Board webpage, the text indicates that in order for securities to be eligible for quotation by a market maker, the security must be registered with the SEC.  As a Form 15 would deregister your common stock, please explain the apparent inconsistency between your information statement and the OTC Bulletin Board webpage.

"Q. What Will Happen to Present Members of the Company's Management?", page 9

3.      Your answer to this question indicates that management will receive one share of Laika stock for each share of Sputnik stock they own.  This statement appears incorrect in light of the fact that you are no longer pursuing a spin-off of Laika.  Please explain the statement or revise your disclosure.

4.      Please disclose whether Mr. LaDuke or Mr. Tyde presently have any plans, proposals or arrangements to sell their controlling interest in Sputnik.  If so, please disclose by including materially complete descriptions of the future transactions.  If not, please state that neither Mr. LaDuke nor Mr. Tyde has any such plans, proposals, or arrangements, written or otherwise, at this time to sell their controlling interest in sputnik.

Proposal One, Page 15

5.      Please revise your disclosure as necessary to include all information required by Items 14(b) and (c) of Schedule 14A.  In particular, please provide all required financial information, including pro forma financials giving effect to the proposed transaction (Item 14(b)(9)) and per share pro forma data (Item 14(b)(10)).  For additional guidance, please see Interpretation H.6 of the Third Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, dated July 2000.  Please note that while Interpretation H.6 addresses itself to proxy materials soliciting votes with respect to an asset sale, it also applies to information statements distributed in lieu of a shareholder meeting.  See Item 1 of Schedule 14C, which requires companies to furnish in their preliminary information statement all the information called for by all of the items of Schedule 14A which would be applicable to any matter to be acted upon at a shareholder meeting if proxies were to be solicited in connection with the meeting.

6.      Please expand your disclosure in this section to describe the factors considered by Sputnik's board of directors in deciding to accept $5,000 in exchange for the shares of Laika.  A reasonably detailed description of the negotiation that ultimately resulted in the board's acceptance of the proposed payment of $5,000 for the Laika shares should be provided.  See Item 14(b)(7) of Schedule 14A.  Please indicate in this section if the company has obtained a determination from an independent third party of the adequacy of the proposed price for the shares of Laika.  If it has not, please revise the disclosure under "Material Advantages and Disadvantages of the Sale of Stock" on page 4 to provide a concise explanation to shareholders of the potential adverse consequences of entering into a related party transaction that lacks such a third party determination.

                        *         *         *         *

        As appropriate, please amend your registration statement in response to these comments.  Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T.  Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Matthew Crispino at (202) 551-3456 with any questions.  If you need further assistance, you may contact me at (202) 551-3462.

                                                Sincerely,


                                                Mark P. Shuman
                                                Branch Chief – Legal


**Via Facsimile (813) 832-5284**
Michael T. Williams, Esq.
Williams Law Group, P.A.
Telephone: (813) 831-9348